Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

May 11, 2018

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dorrie Yale

Re:	AVROBIO, Inc.
Draft Registration Statement on Form S-1
Submitted April 6, 2018
CIK No. 0001681087

Dear Ms. Yale:

This letter is submitted on behalf of AVROBIO, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Draft Registration Statement on Form S-1 confidentially submitted on April 6, 2018 (the “Draft Registration Statement”), as set forth in your letter dated May 4, 2018 addressed to Geoffrey MacKay, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement on Form S-1 (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Draft Registration Statement on Form S-1 Submitted on April 6, 2018

Prospectus Summary, page 1

COMMENT NO. 1: We note your statements in the penultimate paragraph and on page 84 that lentiviral-based gene therapy has demonstrated durable effects and safety in ongoing clinical trials. As safety and efficacy determinations are solely within the FDA’s authority and they continue to be evaluated throughout all phases of clinical trials, please remove these statements. In the Business section, you may present objective data resulting from your trials, such as Plasma AGA Activity (nmol//hr.ml) without including conclusions relating to efficacy, such as that the program has demonstrated promising results to date.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on pages 1, 87 and 91 in response to the Staff’s comment.

COMMENT NO. 2: Please limit the summary discussion of your ongoing clinical trial to a discussion of the trial endpoint(s) and any serious adverse events. Additionally explain that patients in this Phase 1 trial for Fabry diseases are also receiving ERT and clarify that enrollment for this Phase I trial is still ongoing.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on page 1 in response to the Staff’s comment.

COMMENT NO. 3: We note that you have an ongoing Phase I clinical trial for your most advanced product candidate, AVR-RD-01, and anticipate commencing a Phase 2 trial in mid-2018. Please revise your Pipeline table to present Phase 1 and Phase 2 trials in separate columns or explain why you believe the current presentation is appropriate.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on pages 2, 88 and 94 in response to the Staff’s comment.

Risks Associated with Our Business, page 4

COMMENT NO. 4: Please expand the disclosure in your penultimate bullet to explain that you are aware of issued patents in the U.S. that cover the lentiviral vectors used in the manufacture of your product candidates, and that you do not own or license any patents or patent applications covering AVR-RD-01 or AVR-RD-02, as you explain in your risk factors on pages 40 and 42.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on pages 4 and 5 in response to the Staff’s comment.

Implications of Being an Emerging Growth Company, page 5

COMMENT NO. 5: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it is supplementally providing the Staff with copies of investor presentations that were distributed during certain “testing-the-waters” meetings, and will supplementally provide copies of any written communications that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation

Determination of the Fair Value of Common Stock, page 80

COMMENT NO. 6: Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that it will provide an analysis explaining the reasons for the differences between recent valuations of its common stock leading up to the IPO and the estimated offering price once the Company has an estimated offering price range.

Business

Our Approach, page 86

COMMENT NO. 7: Please expand the narrative disclosure relating to the two charts on page 89 to explain what the bottom axis represents, and the significance of the right axis.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on page 92 in response to the Staff’s comment.

AVR-RD-01, Our Gene Therapy for Fabry Disease, page 91

COMMENT NO. 8: Please revise your description of your Phase 1 trial for AVR-RD-01 on page 93 to describe the primary endpoints of safety and tolerability in terms of the objective data points you are using. Please also disclose the range of plasma AGA enzyme activity for males with classic Fabry disease, and clarify whether the two patients that have been dosed are male.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on pages 3 and 96 in response to the Staff’s comment.

COMMENT NO. 9: Please explain the significance of the p-values at the top of the charts on pages 97, 99, and 103, and also discuss how these values relate to the FDA’s evidentiary standards of efficacy.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on page 99 in response to the Staff’s comment.

Intellectual Property and Other Barriers to Entry, page 105

COMMENT NO. 10: We note your statement on page 106 that your royalty obligations under the UHN agreement expire on a licensed product-by-licensed-product and country-by-country basis upon the latest to occur of several events, one of which is the expiration or termination of the last valid claim in such country. Please revise to clarify the types of claims this refers to and when these claims are expected to expire. Please also revise your disclosure regarding the BioMarin agreement to clarify the term of your royalty obligations.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on page 110 in response to the Staff’s comment.

With respect to the UHN agreement, the Company’s royalty obligation under the UHN agreement may be contractually determined by reference to the expiration or termination of the last valid claim under the licensed patent rights on a country-by-country basis (in addition to the ten-year term and expiration of applicable regulatory exclusivity described in the Draft Registration Statement). However, the Company supplementally advises the Staff that as of the date hereof and for the foreseeable future, no patent rights relevant to the Company’s Fabry program are being licensed under the UHN agreement, and therefore the Company is unable to clarify the types of claims covered by the UHN agreement or the expected expiration of any such claims. The Company has revised its summary of the UHN agreement to clarify that its reference to such patent rights is intended to cover patent rights that come into existence under the license agreement in the future (if any).

General

COMMENT NO. 11: Please provide us proofs of all graphics, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that the graphics and pictorial representations included in the Draft Registration Statement are the only graphics and pictorial representations the Company currently intends to use in its prospectus. If the Company decides to use any additional graphics or pictorial representations in its prospectus, it will provide any such graphics and pictorial representations to the Staff prior to their use for the Staff’s review.

COMMENT NO. 12: Your statements in the last paragraph under the Table of Contents that you have not independently verified any third party market data and other statistical information may imply an inappropriate disclaimer of responsibility with respect to the third party information. Please either delete these statements or specifically state that you are liable for such information.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures in the last paragraph under the Table of Contents in response to the Staff’s comment.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1483.

Sincerely,

/s/James Xu
James Xu, Esq.
Goodwin Procter LLP

cc:	Geoff MacKay, AVROBIO, Inc.

Katina Dorton, AVROBIO, Inc.

Arthur R. McGivern, Esq., Goodwin Procter LLP